                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                (Amendment No. 5)


                    Under the Securities Exchange Act of 1934



                      TELESYSTEM INTERNATIONAL WIRELESS INC
                                (Name of Issuer)


                                  COMMON SHARES
                         (Title of Class of Securities)


                                    879946101
                                 (CUSIP Number)


                              Michel Cordeau, Esq.
                    1250 Rene-Levesque Blvd. West, 38th Floor
                                Montreal, Quebec
                                 H3B 4W8 Canada
                            Tel. No.: (514) 397-8460
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                January 12, 2005
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

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================================================================================
CUSIP NO. 879946101        13D                          Page 2 of 6 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CHARLES SIROIS
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        CANADIAN CITIZEN
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                          N/A
                 ---------------------------------------------------------------
   NUMBER OF         8  SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH        9  SOLE DISPOSITIVE POWER
  REPORTING               N/A
 PERSON WITH     ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        N/A
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        LESS THAN 5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
================================================================================

================================================================================
CUSIP NO. 879946101        13D                          Page 3 of 6 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         TELESYSTEM HOLDINGS INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        QUEBEC CORPORATION
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                          N/A
                 ---------------------------------------------------------------
   NUMBER OF         8  SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH        9  SOLE DISPOSITIVE POWER
  REPORTING               N/A
 PERSON WITH     ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        N/A
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        LESS THAN 5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
================================================================================

================================================================================
CUSIP NO. 879946101        13D                          Page 4 of 6 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         TELESYSTEM LTD.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        QUEBEC CORPORATION
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                          N/A
                 ---------------------------------------------------------------
   NUMBER OF         8  SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH        9  SOLE DISPOSITIVE POWER
  REPORTING               N/A
 PERSON WITH     ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        N/A
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        LESS THAN 5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
================================================================================

Item 1.   Security and Issuer.
          --------------------

          This Schedule 13D dated January 18, 2005 is filed by Mr. Charles Sirois, Telesystem Holdings Inc. ("Telesystem Holdings") and Telesystem Ltd. ("Telesystem" and collectively with the foregoing, the "Reporting Persons") and relates to Common Shares of Telesystem International Wireless Inc., a Canadian corporation (the "Issuer") which has its principal executive offices at 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec H3B 4W8 Canada.

          This Amendment No. 5 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the Reporting Persons and refers only to information which has materially changed since the filing of Amendment No. 4 to the Schedule 13D by the Reporting Persons on May 6, 2004.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 has been amended and restated as follows.

          (a)-(d) On January 12, 2005, the Issuer completed its previously announced transaction to increase its equity and voting interest in Oskar Holdings N.V. in exchange for approximately 46 million additional shares of the Issuer. Following this additional issuance, none of the Reporting Persons has a beneficial interest of more than 5 % of any class of the Issuer's equity securities.

          (e) The Reporting Persons ceased to be the beneficial owner of more than 5% of any class of the Issuer's equity securities on January 12, 2005.


                                       5
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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 18, 2005



CHARLES SIROIS


       /s/ Charles Sirois
    -----------------------------
           Charles Sirois

TELESYSTEM LTD.


By:    /s/ Charles Sirois
    -----------------------------
    Name:  Charles Sirois
    Title: President


TELESYSTEM HOLDINGS INC.


By:    /s/ Charles Sirois
    -----------------------------
    Name:  Charles Sirois
    Title: President